SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________

FORM 11-K

___________________

(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2018

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 001-33994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

INTERFACE, INC.

1280 WEST PEACHTREE STREET NW

ATLANTA, GA 30309

Interface, Inc.

Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2018 and 2017

With Report of Independent Registered Public Accounting Firm

Interface, Inc.

Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Interface, Inc. Savings and Investment Plan

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included as supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

Atlanta, Georgia

June 25, 2019

Interface, Inc.

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2018	2017

Assets
Investments, at fair value:
Common/collective trust	$80,908,442	$82,479,837
Mutual funds	45,425,280	53,151,232
Interface, Inc. stock fund	3,536,195	6,812,937
Self-directed brokerage	550,923	1,099,137

Total Investments	130,420,840	143,543,143

Receivables:
Participant contributions	198,519	181,019
Notes receivable from participants	5,725,591	5,342,297
Employer contributions	68,416	64,094

Total Receivables	5,992,526	5,587,410

Net assets available for benefits	$136,413,366	$149,130,553

See accompanying notes to financial statements.

Interface, Inc.

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2018	2017

Additions to:

Investment income:
Interest and dividend income from mutual funds	$2,221,212	$2,108,225
Interest income from common collective trust	364,456	305,486
Dividend income from Interface, Inc. stock fund	64,540	74,343
Net appreciation (depreciation) in fair market value of investments	(10,517,950)	19,940,551

Net investment income / (loss)	(7,867,742)	22,428,605

Interest income from notes receivable from participants	269,513	220,218

Contributions:
Participant	9,061,327	8,437,929
Employer	3,204,274	3,039,477
Participant rollovers	434,563	79,279

Total contributions	12,700,164	11,556,685

Total additions	5,101,935	34,205,508

Deductions to:

Benefits paid to participants	17,726,094	14,264,095
Administrative expenses	93,028	56,510

Total deductions	17,819,122	14,320,605

Net (decrease) increase in net assets available for benefits	(12,717,187)	19,884,903

Net assets available for benefits, beginning of year	149,130,553	129,245,650

Net assets available for benefits, end of year	$136,413,366	$149,130,553

See accompanying notes to financial statements.

Interface, Inc.

Savings and Investment Plan –

Notes to Financial Statements

1. Description of Plan

The following description of the Interface, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries who have six months of service and are age eighteen or older. The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older. The Interface, Inc. Administrative Committee is responsible for oversight of the Plan, including the determination of the appropriateness of the Plan’s investment offerings and monitoring of the investment performance.

b.

Contributions – Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $18,500 for 2018 and $18,000 for 2017. Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $6,000 for 2018 and $6,000 for 2017. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions are invested in the appropriate target date fund until changed by the participant. Deferral percentages for automatically enrolled participants increase one percent annually up to ten percent. The Company contributes fifty percent of the first six percent of eligible compensation that a participant contributes to the Plan. Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2018 and 2017.  Contributions are subject to certain limitations.

c.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and company matching contributions as well as allocations of the Company’s profit sharing contribution and Plan earnings. Participant’s accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based ratably on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.

Payment of Benefits - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. Vested balances less than $1,000 may be automatically distributed in the form of cash after termination of employment. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.

Forfeited Accounts – At December 31, 2018 and 2017, forfeited accounts totaled $118,153 and $1,270, respectively. These accounts will be used to reduce future employer contributions. In 2018, the Plan did not use any of the forfeited account balances to reduce employer contributions. In 2017, the Plan used $154,145 of the forfeited account balances to reduce employer contributions.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for further discussion of fair value measurements. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common collective trusts are valued at net asset value per share as a practical expedient. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. common stock. Self-directed brokerage accounts are valued at the asset value of investments held at year end. There have been no changes in the valuation methodology used at December 31, 2018 and 2017.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses as they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payments are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation of fair value of investments.

3. Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in the active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
● Quoted prices for similar assets in active markets;
● Quoted prices for identical or similar assets in inactive markets;
● Inputs other than quoted prices that are observable for the asset; and
● Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobserved and significant to the fair value measurement.

Net Asset Value

Common/collective trusts are valued using the net asset value (“NAV”) of the trust as reported by the trust’s manager as a practical expedient and are not classified in the fair value hierarchy in accordance with applicable accounting standards.

The following tables set forth, by level within the fair value hierarchy, the Plan assets at fair value as of December 31, 2018 and 2017, respectively. As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets at Fair Value as of December 31, 2018

Investment Type	Level 1	NAV	Total
Mutual Funds (by class)
Money Market	$2,530,947	$--	$2,530,947
Stock	27,463,860	--	27,463,860
Bond	6,338,979	--	6,338,979
Multi-Class	9,091,494	--	9,091,494
Total Mutual Funds	45,425,280	--	45,425,280

Interface, Inc. Stock Fund	3,536,195	--	3,536,195
Common/Collective Trusts	--	80,908,442	80,908,442
Self-Directed Brokerage
Common Stock	550,923	--	550,923
Total assets at fair value	$49,512,398	$80,908,442	$130,420,840

At December 31, 2018, the Plan had no unfunded commitments related to Common/Collective Trust Funds. The redemption of Common/Collective Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

Assets at Fair Value as of December 31, 2017

Investment Type	Level 1	NAV	Total
Mutual Funds (by class)
Money Market	$2,065,627	$--	$2,065,627
Stock	33,986,749	--	33,986,749
Bond	7,229,785	--	7,229,785
Multi-Class	9,869,071	--	9,869,071
Total Mutual Funds	53,151,232	--	53,151,232

Interface, Inc. Stock Fund	6,812,937	--	6,812,937
Common/Collective Trust	--	82,479,837	82,479,837
Self-Directed Brokerage
Common Stock	1,099,137	--	1,099,137
Total assets at fair value	$61,063,306	$82,479,837	$143,543,143

4.	Related Party and Party in Interest Transactions

Certain Plan investments are shares of mutual funds, units of common collective trusts and units of a stable value fund managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investment as they are paid through revenue sharing; rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

At December 31, 2018 and 2017, the Plan held 248,154 and 270,892 shares, respectively, of common stock of Interface, Inc., the sponsoring employer. The Plan also issues loans to participants that are secured by the balances in the respective participants’ accounts. Administrative expenses for the year ended December 31, 2018 and 2017 were $93,028 and $56,510, respectively, and are included in deductions from net assets in the statement of changes in net assets available for Plan benefits.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

On January 31, 2014, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 2, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Subsequent Events	The Plan has evaluated subsequent events through June 25, 2019, the date the financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ Bruce A. Hausmann
Bruce A. Hausmann, Member

Date:   June 25, 2019

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.

Savings and Investment Plan

EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2018

	(b)	(c)		(e)
	Identity of issuer,	Description of	(d)	Current
(a)	borrower, lessor, or similar party	Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Value
	Common Collective Trusts:
*	T. Rowe Price Blue Chip Growth Trust	462,119 units		$16,899,686
*	T. Rowe Price Retirement Balanced	7,572 units		105,029
*	T. Rowe Price Retirement 2005 Trust	13,363 units		191,095
*	T. Rowe Price Retirement 2010 Trust	21,454 units		318,804
*	T. Rowe Price Retirement 2015 Trust	97,243 units		1,530,598
*	T. Rowe Price Retirement 2020 Trust	327,577 units		5,434,498
*	T. Rowe Price Retirement 2025 Trust	382,546 units		6,640,995
*	T. Rowe Price Retirement 2030 Trust	402,812 units		7,274,780
*	T. Rowe Price Retirement 2035 Trust	344,647 units		6,393,203
*	T. Rowe Price Retirement 2040 Trust	355,706 units		6,715,727
*	T. Rowe Price Retirement 2045 Trust	230,058 units		4,350,392
*	T. Rowe Price Retirement 2050 Trust	199,523 units		3,768,981
*	T. Rowe Price Retirement 2055 Trust	69,407 units		1,309,714
*	T. Rowe Price Retirement 2060 Trust	46,425 units		563,600
*	T. Rowe Price Stable Value Fund	19,411,340 units		19,411,340
	Total Common Collective Trusts			$80,908,442

	Federated Institutional High Yield Bond Fund	450,645 shares		4,127,910
	Oppenheimer International Bond Fund	141,099 shares		756,288
	Vanguard Total Bond Market Index Admiral Fund	139,214 shares		1,454,781
*	T. Rowe Price Balanced Fund	425,035 shares		9,091,494
	Invesco Developing Markets Fund	4,381 shares		131,396
	MassMutual Select Mid Cap Growth Fund	124,969 shares		2,360,658
	MFS Value Fund	223,335 shares		7,883,720
	Nuveen Small Cap Value Fund	1,248 shares		25,335
	Oakmark International Institutional Fund	86,575 shares		1,769,589
	Oppenheimer International Growth Fund	11,091 shares		384,762
	Parnassus Core Equity Institutional Fund	35,383 shares		1,381,712
*	T. Rowe Price QM US SCG EQ Inv Fund	67,697 shares		2,109,451
	U.S. Treasury Money Fund	2,530,947 shares		2,530,947
	Vanguard Developed Markets Index Admiral Fund	41,819 shares		500,160
	Vanguard Mid Cap Index Admiral Fund	2,488 shares		425,528
	Vanguard Small Cap Index Admiral Fund	10,632 shares		672,280
	Vanguard 500 Index Admiral Fund	30,886 shares		7,148,144
	Wells Fargo Special Mid Cap Value Fund	82,264 shares		2,671,125
	Total Mutual Funds			$45,425,280

	Charles Schwab - Self-Directed Brokerage	Various publicly traded equity and mutual fund investments		550,923

*	Interface, Inc. Stock Fund - Employer Securities	248,154 shares		3,536,195

	Total Investments per Financial Statements			$130,420,840

*	Participant Loans	4.25% - 6.50%	-0-	5,725,591

	Total Investments per Form 5500			$136,146,431
	*Party-in-interest ** The Cost of Participant-directed investments is not required to be disclosed